03011608

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
MAR 2 4 2003
THOMSON FINANCIAL

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53322

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Market Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 EAST MAIN STREET
(No. and Street)

Kent	Ohio	44240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Clinton 330-364-3345
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Escott & Company
(Name – *if individual, state last, first, middle name*)

628 S. Water Street	Kent	Ohio	44240
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 05 2003 WASH, D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 2 1 2003

OATH OR AFFIRMATION

I, Stephen Clinton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Market Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL MARKET SECURITIES, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2002

CONTENTS

ESCOTT & COMPANY
Certified Public Accountants

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
OHIO SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

RICHARD J. TINKER, CPA
AL STEFANOV, CPA

RODNEY L. MISHLER, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of Capital Market Securities, Inc.

We have audited the accompanying balance sheet of Capital Market Securities, Inc. (an Ohio S corporation) as of December 31, 2002, and the related statements of income, retained earnings, and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Market Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the initial period then ended in conformity with U.S. generally accepted accounting principles.

Escott & Company

Kent, Ohio

February 21, 2003

628 S. Water St.
P.O. Box 609
Kent, Ohio 44240
(330) 673-4819
Fax (330) 673-4629

250 S. Chestnut St.
Suite 28
Ravenna, OH 44266
(330) 296-6010
Fax (330) 296-0964

8128 Main St.
P.O. Box 173
Garrettsville, OH 44231
(330) 527-2103
Fax (330) 527-2551

CAPITAL MARKET SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS	
Cash	$ 29,055
Accounts Receivable	1,550
Prepaid Expenses – Note C	9,356
Total Current Assets	39,961
OTHER ASSETS	
Organization Costs – Note D	2,531
Less: Accumulated Amortization	801
Total Other Assets	1,730
Total Assets	$ 41,691

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 220
Total Current Liabilities	220
SHAREHOLDER'S EQUITY	
Common Stock – 100 Shares Authorized, Issued and Outstanding	25,000
Retained Earnings	16,471
Total Shareholder's Equity	41,471
Total Liabilities and Shareholder's Equity	$ 41,691

THE ACCOMPANY NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS

CAPITAL MARKET SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

INCOME	
M & A Services	$ 154,164
Valuation Fees	53,750
Planning & Consulting	30,818
Underwriting Fees	28,434
Total Income	267,166
EXPENSES	
Management Fees – Note C	211,167
NASD Fees	1,120
Advertising	5,246
Amortization	506
Auto Expense	1,293
Dues & Subscriptions	8,199
Insurance & Bond	518
Miscellaneous Expense	142
Postage & Delivery	320
Professional Fees	2,531
Rent	3,900
Supplies	1,044
Taxes	290
Telephone	1,995
Travel	1,025
Utilities	940
Total Expenses	240,236
INCOME FROM OPERATIONS	26,930
OTHER INCOME	
Interest Income	166
Total Other Income	166
NET INCOME	27,096
RETAINED EARNINGS – BEGINNING OF YEAR	2,267
LESS: STOCKHOLDER DISTRIBUTIONS	12,892
RETAINED EARNINGS – END OF YEAR	$ 16,471

THE ACCOMPANY NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS

CAPITAL MARKET SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 27,096
Adjustments to Reconcile Net Income to Net	
Cash Provided By Operating Activities:	
Amortization	506
(Increase) Decrease in Accounts Receivable	(1,550)
(Increase) Decrease in Prepaid Expenses	(9,356)
Increase (Decrease) in Accounts Payable	220
Total Adjustments	(10,180)
Net Cash Provided By Operating Activities	16,916
CASH FLOWS FROM FINANCING ACTIVITIES:	
Payments on Loan Payable – Related Party	(100)
Stockholder Distributions	(12,892)
Net Cash Used In Financing Activities	(12,992)
NET INCREASE IN CASH AND CASH EQUIVALENTS	3,924
CASH AND CASH EQUIVALENTS AT BEG. OF YEAR	25,131
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 29,055

THE ACCOMPANY NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS

CAPITAL MARKET SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE A – REPORT OF MANAGEMENT

The Company has prepared the financial statements and related financial information included in this report. Management has the responsibility for the integrity of the financial statements and other financial information included for ascertaining that the data accurately reflect the financial position and results of operations of the Company. The financial statements were prepared in accordance with U.S. generally accepted accounting principles appropriate in the circumstances, and necessarily included amounts that are based on best estimates and judgments with appropriate consideration to materiality.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated on May 8, 2001, in the State of Ohio for the purpose of forming a National Association of Securities Dealers, Inc. (NASD) registered broker – dealer to serve Young & Associates, Inc. (the parent company) clients in equity offerings. The Company does not conduct other broker dealer activities such as the trading of securities or market making.

The Company uses the accrual basis of accounting.

Cash and Cash Equivalents – For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes – The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

NOTE C – PREPAID EXPENSES

During the year ended December 31, 2002, the Company paid certain software and city income tax expenses for 2003 in the amount of $9,356.

NOTE D – ORGANIZATION COSTS

The Company has incurred legal fees and incorporation costs in the amount of $2,531. The costs have been amortized using the straight-line method over a sixty-month period. Amortization expense for the period ended December 31, 2002 amounted to $506.

NOTE E – RELATED PARTIES

The Company is a wholly owned subsidiary of Young & Associates, Inc. (the parent company).

Additionally, the parent company has made an election to treat the Company as a Qualified Subchapter S Subsidiary (QSSS). As a QSSS, the Company is a disregarded entity for federal tax purposes, and as a result, will be treated as a component unit of the parent company's federal tax return.

During the year ended December 31, 2002, the Company paid stockholder distributions to the parent company in the amount of $12,892.

The Company has entered into a management service agreement to pay the parent company up to 90% of all underwriting fees, selling fees and other transaction fees earned by the Company. For the year ended December 31, 2002 management fees paid under this agreement amounted to $211,167.

ESCOTT & COMPANY
Certified Public Accountants

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
OHIO SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

RICHARD J. TINKER, CPA
AL STEFANOV, CPA

RODNEY L. MISHLER, CPA

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

To the Board of Directors and Stockholders
of Capital Market Securities, Inc.

Our report on our audit of the basic financial statements of Capital Market Securities, Inc. for the year ended December 31, 2002 appears on page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Escott & Company

Kent, Ohio

February 21, 2003

628 S. Water St.
P.O. Box 609
Kent, Ohio 44240
(330) 673-4819
Fax (330) 673-4629

250 S. Chestnut St.
Suite 28
Ravenna, OH 44266
(330) 296-6010
Fax (330) 296-0964

8128 Main St.
P.O. Box 173
Garrettsville, OH 44231
(330) 527-2103
Fax (330) 527-2551

CAPITAL MARKET SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2002

Net Capital – December 31, 2002	$ 29,055
Less: Non-Allowable Assets	--
Net Capital – Required Minimum	5,000
Excess Net Capital	$ 24,055

SEE ACCOUNTANT'S REPORT ON SUPPLEMENTAL INFORMATION